Exhibit 99.1
LINKTONE REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR
2010 FINANCIAL RESULTS
BEIJING, China, March 29, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2010.
UNAUDITED RESULTS HIGHLIGHTS FOR THE FOURTH QUARTER

	Three months ended
US$ million, except for per ADS items	Dec. 31, 2010	Sep. 30, 2010	Dec. 31, 2009
Gross Revenues	$16.1	$19.8	$15.4
Gross Profit	4.6	6.9	5.2
Operating Income/(Loss)	(2.4)	1.0	(2.2)
GAAP Net Income/(Loss) from Continuing Operations	(1.7)	0.6	(1.9)
GAAP Net Income/(Loss)	(1.4)	0.6	(1.9)

GAAP Net Income/(Loss) per ADS (Diluted)	($0.03)	$0.02	($0.04)

Non-GAAP Net Income/(Loss)	(0.1)	0.6	(2.2)

Non-GAAP Net Income/(Loss) per ADS (Diluted)	$0.00	$0.02	($0.05)

Cash and cash equivalents as well as short-term investments available for sale totaled $93.0 million, or $2.21 per fully diluted ADS, as of December 31, 2010, compared with $89.2 million as of September 30, 2010, and $99.2 million as of December 31, 2009.
Linktone’s fourth quarter financial performance was primarily impacted by:
•	Tightening measures and constraints implemented by the PRC telecom network operators, which resulted in lower than anticipated revenues from Linktone’s IVR and SMS services;

•
A one-time $1.5 million IVR revenue reversal caused by a misunderstanding between Linktone and one of the PRC telecom network operators regarding the amount of IVR revenue Linktone had earned following the industry consolidation. Linktone does not expect to incur additional revenue adjustment charges in future periods; and,

•	Recording an impairment provision of $1.2 million against a loan receivable.

UNAUDITED RESULTS HIGHLIGHTS FOR FISCAL YEAR 2010

	Fiscal year ended
US$ million, except for per ADS items	Dec. 31, 2010	Dec. 31, 2009
Gross Revenues	$71.7	$62.2
Gross Profit	22.5	21.0
Operating Loss	(2.1)	(2.0)
GAAP Net Loss from Continuing Operations	(0.9)	(0.5)
GAAP Net Income/(loss)	(0.6)	0.1

GAAP Net Income/(loss) per ADS (Diluted)	($0.01)	$0.00

Non-GAAP Net Income	0.8	2.4

Non-GAAP Net Income per ADS (Diluted)	$0.02	$0.06

“2010 was a year of strategic transformation for our company. Through the acquisitions of controlling interests in Letang Game, Limited, InnoForm Media Pte Ltd and PT Linktone Indonesia, we have made significant progress in three key areas — diversifying our products, our customer base and our geographic reach,” said Chief Executive Officer Hary Tanoesoedibjo. “Our product portfolio now includes considerably enhanced video and audio content with a focus on the entertainment and edutainment genres, enabling us to address a broader constituency among mobile gamers, wireless device consumers, Free To Air and Pay TV audiences, movie goers and netizens.
“Harnessing the overseas opportunity has also been a dominant theme in our growth strategy and during the year we successfully accomplished this goal. We are now distributing our rich services and content throughout Indonesia, the world’s fourth most populous market, as well as Hong Kong, Malaysia and Singapore. With our expanded products, growing customer base, broad geographic distribution and strong support from MNC Group, the leading multimedia conglomerate in Indonesia, we believe that Linktone is well positioned for long term growth as we work to drive value for our shareholders in 2011 and beyond,” Mr. Tanoesoedibjo concluded.
FOURTH QUARTER REVENUE MIX
Linktone’s fourth quarter revenue mix includes value added data-related services (SMS, MMS, WAP and Java), value added audio-related services (IVR and CRBT), sales of owned and licensed edutainment and entertainment products, and casual games.
Data-related services revenue was $10.6 million, representing 66% of gross revenues, compared with $11.4 million, or 58% of gross revenues for the third quarter of 2010. The sequential quarter decrease was primarily due to lower revenue from SMS in Linktone’s China operation, affected by the ongoing tightening policies and measures from China Mobile Communications Corporation (CMCC), one of the key operator partners.

Data-related services breakdowns are as follows:

	Three months ended
	December 31, 2010		September 30, 2010
		% of Gross		% of Gross
US$ million, except for %	Revenue	Revenue	Revenue	Revenue
SMS	$8.7	54%	$10.0	51%
MMS	0.8	5%	0.8	4%
WAP and JAVA	1.1	7%	0.6	3%

Total Data-related services	$10.6	66%	$11.4	58%

•
Short messaging services (“SMS”) revenue decreased primarily due to decreased SMS revenue from Linktone’s China operation as a result of CMCC implementing a series of tightening measures during the period. Linktone’s Indonesia operation generated SMS revenue of $1.4 million for the fourth quarter 2010, compared with $0.5 million for the third quarter of 2010.

•
Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue increased primarily due to an increase in revenue from Linktone’s Java gaming services because of higher revenue from its Internet games and the sales of several console games.

Audio-related services accounted for 7% of gross revenues, or $1.1 million, compared with 20% of gross revenues, or $3.8 million, for the third quarter of 2010. The sequential quarter decrease was primarily due to a one-time reversal adjustment of $1.5 million to IVR revenue.
Audio-related service breakdowns are as follows:

	Three months ended
	December 31, 2010		September 30, 2010
		% of Gross		% of Gross
	Revenue	Revenue	Revenue	Revenue
IVR	$1.5	10%	$2.3	12%
Less reversal	(1.5)	(10%)	—	0%

Adjusted IVR	—	—	2.3	12%
CRBT	1.1	7%	1.5	8%

Total Audio-related services	$1.1	7%	$3.8	20%

•
Interactive Voice Response services (IVR) revenue decreased primarily due to a reversal of $1.5 million in IVR revenue, caused by a misunderstanding between Linktone and one of the PRC telecom network operators regarding the amount of IVR revenue Linktone had earned following the industry consolidation. Linktone does not expect to incur additional revenue adjustment charges in future periods.

•	Color Ring-Back Tones (“CRBT”) revenue declined due to fewer activities carried out with the operators to promote Linktone’s services during the period.
Sales of owned and licensed edutainment and entertainment products in several Southeast Asian countries accounted for 26% of gross revenues, or $4.1 million for the fourth quarter of 2010, compared with 21% of gross revenues, or $4.2 million for the third quarter of 2010.
MARGINS, EXPENSES AND BALANCE SHEET

	Three months ended
US$ million, except for margin items	Dec. 31, 2010	Sep. 30, 2010	Dec. 31, 2009
Gross profit margin	29%	36%	36%
Operating income/(loss) margin	(15%)	5%	(15%)

Operating expenses	$6.9	$5.9	$7.4
Selling and marketing expenses	1.4	2.2	1.9
Product development expenses	0.7	0.6	0.8
Other general and administrative expenses	3.7	3.2	2.2
Income tax expense/(benefit)	(0.4)	1.4	0.3
The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the fourth quarter of 2010 include the following:
•	Gross profit margin decreased primarily due to the one-time IVR adjustment to revenue as described above.

•
The sequential quarter operating loss margin decrease was primarily attributable to increased general and administrative expenses and impairment expenses, partially offset by decreased selling and marketing expenses.

•
Operating expenses included an impairment provision of $1.2 million against a loan receivable from Allied Pacific Sports Baseball Network Limited and Allied Pacific Sports Network Limited that was deemed unlikely to be collectible. The loan was in connection with distributing certain MLB-related interactive rights in select countries in Asia. This compares with operating expenses of $5.9 million for the third quarter of 2010 and $7.4 million for the fourth quarter of 2009.

•	Selling and marketing expenses decreased primarily due to fewer marketing activities via operator channels during the quarter.

•
Other general and administrative expenses increased sequentially primarily due to higher audit and tax consulting fees in the fourth quarter of 2010. These expenses increased significantly compared with the fourth quarter of 2009 due to other general and administrative expenses of subsidiaries acquired during the year.

•	Income tax became a benefit in the fourth quarter of 2010, due primarily to true up of tax provisions to finalized tax liabilities for the year.

•
Cash and cash equivalents, as well as short-term investments available for sale, totaled $93.0 million as of December 31, 2010, compared with $89.2 million as of September 30, 2010. The increase was primarily due to $1.0 million in positive cash flow generated from operations, an additional bank loan of $1.5 million for a subsidiary and an increase in the fair value of a short-term investment of $2.1 million.

FIRST QUARTER 2011 OUTLOOK
•
For the first quarter ending March 31, 2011, Linktone anticipates gross revenues to be in the range of $16.0 million to $17.0 million including revenue from its value added services, distribution of owned and licensed products and other services.

USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.
FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	December 31,
	2009	2010
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,477,153	58,875,399
Restricted cash	—	573,784
Short-term investments	19,702,747	34,128,663
Accounts receivable, net	12,538,597	17,871,933
Tax refund receivable	1,953,740	2,767,084
Loans receivable from related parties	10,087,400	—
Inventory	—	2,304,716
Deposits and other current assets	2,382,402	6,283,156
Deferred tax assets	1,176,933	1,254,529
Total current assets	127,318,972	124,059,264

Property and equipment, net	530,769	11,796,390
Intangible assets, net	106,039	11,546,227
Goodwill	12,084,212	40,483,355
Non-current assets held for sale	—	819,578
Deferred tax assets	23,264	72,480
Other long-term assets	364,276	2,499,426

Total assets	140,427,532	191,276,720

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,013,374	3,696,039
Accounts payable, accrued liabilities and other payables	7,915,352	24,045,406
Short-term loan		4,191,591
Deferred revenue	351,049	402,139
Deferred tax liabilities	256,736	1,078,403
Total current liabilities	11,536,511	33,413,578

Long-term liabilities
Deferred tax liabilities	—	1,743,466
Other long term liabilities		2,412,068
Total liabilities	11,536,511	37,569,112

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares and 421,130,130 shares issued and outstanding as of December 31, 2009 and December 31, 2010, respectively)	42,075	42,113
Additional paid-in capital	137,838,890	137,581,956
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	437,250	2,329,174
Cumulative translation adjustments	7,217,287	9,563,052
Accumulated losses	(19,110,646)	(19,689,371)
Non-controlling interest	—	21,414,519
Total shareholders’ equity	128,891,021	153,707,608

Total liabilities and shareholders’ equity	140,427,532	191,276,720

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Gross revenues	15,357,956	19,780,932	16,104,539	62,216,694	71,708,025
Sales tax	(622,254)	(502,050)	(503,868)	(2,303,289)	(2,087,121)
Net revenues	14,735,702	19,278,882	15,600,671	59,913,405	69,620,904
Cost of services	(9,489,999)	(12,390,261)	(11,025,110)	(38,941,272)	(47,137,394)
Gross profit	5,245,703	6,888,621	4,575,561	20,972,133	22,483,510
Operating expenses:
Product development	(785,728)	(581,933)	(690,866)	(3,316,507)	(2,811,783)
Selling and marketing	(1,947,499)	(2,198,485)	(1,376,221)	(9,318,469)	(8,377,743)
General and administrative	(2,204,354)	(3,157,567)	(3,650,808)	(8,220,999)	(12,325,334)
Reversal/(provision) for impairment	(2,463,384)	36,914	(1,212,455)	(2,068,127)	(1,102,265)
Total operating expenses	(7,400,965)	(5,901,071)	(6,930,350)	(22,924,102)	(24,617,125)
Income/(loss) from operations	(2,155,262)	987,550	(2,354,789)	(1,951,969)	(2,133,615)
Interest income	446,117	731,983	244,596	1,614,575	2,278,593
Other income	78,067	402,833	206,031	431,005	701,884
Income/(loss) before tax	(1,631,078)	2,122,366	(1,904,162)	93,611	846,862
Income tax benefit/(expense)	(250,256)	(1,402,105)	357,380	(579,270)	(1,439,261)
Less: Net income attributable to non- controlling interest	—	(79,378)	(156,235)	—	(301,582)
Net income/(loss) from continuing operations	(1,881,334)	640,883	(1,703,017)	(485,659)	(893,981)
Net income from discontinued operations	3,559	—	315,256	596,551	315,256
Net income/(loss)	(1,877,775)	640,883	(1,387,761)	110,892	(578,725)
Other comprehensive income	441,950	1,372,766	2,685,026	291,351	4,237,689
Comprehensive income/(loss)	(1,435,825)	2,013,649	1,297,265	402,243	3,658,964

Basic income/(loss) per ordinary share:
Continuing operations	(0.00)	0.00	(0.00)	(0.00)	(0.00)
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income/(loss)	(0.00)	0.00	(0.00)	0.00	(0.00)
Diluted income/(loss) per ordinary share:
Continuing operations	(0.00)	0.00	(0.00)	(0.00)	(0.00)
Discontinued operations	0.00	0.00	0.00	0.00	0.00
Total net income/(loss)	(0.00)	0.00	(0.00)	0.00	(0.00)

Basic income/(loss) per ADS:
Continuing operations	(0.04)	0.02	(0.04)	(0.01)	(0.02)
Discontinued operations	0.00	0.00	0.01	0.01	0.01
Total net income/(loss)	(0.04)	0.02	(0.03)	0.00	(0.01)
Diluted income/(loss) per ADS:
Continuing operations	(0.04)	0.02	(0.04)	(0.01)	(0.02)
Discontinued operations	0.00	0.00	0.01	0.01	0.01
Total net income/(loss)	(0.04)	0.02	(0.03)	0.00	(0.01)

Weighted average ordinary shares:
Basic	420,756,430	421,130,130	421,130,130	420,677,724	420,980,146
Diluted	420,756,430	421,331,600	421,130,130	420,677,724	420,980,146

Weighted average ADSs:
Basic	42,075,643	42,113,013	42,113,013	42,067,772	42,098,015
Diluted	42,075,643	42,133,160	42,113,013	42,067,772	42,098,015

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	(1,877,775)	640,883	(1,387,761)	110,892	(578,725)
Stock based compensation expense	51,673	62,300	52,490	266,887	319,377
Provision/(reversal) for impairment	(395,257)	(58,628)	1,212,455	2,068,127	1,102,265
Non-GAAP net income/(loss)	(2,221,359)	644,555	(122,816)	2,445,906	842,917

Non-GAAP diluted income/(loss) per share	(0.01)	0.00	(0.00)	0.01	0.00
Non-GAAP diluted income/(loss) per ADS	(0.05)	0.02	(0.00)	0.06	0.02
Number of shares used in diluted per share calculation	420,756,430	421,331,600	421,130,130	420,677,724	420,980,146
Number of ADSs used in diluted per ADR calculation	42,075,643	42,133,160	42,113,013	42,067,772	42,098,015